SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

1[Income ON Demand III Escalator]

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date as shown on the Contract Specifications. Except as stated in this rider, it is subject to the provisions contained in the Contract.

DEFINITIONS

Account:  the Accumulation Account as set forth in the Contract section titled Contract Values During Accumulation Period.

Account Value:  the Accumulation Account Value as set forth in the Contract section titled Contract Values During Accumulation Period.

Annual Income Amount:  the amount added to the Stored Income Balance on each Rider Anniversary during the Stored Income Period.

Designated Funds:  any Sub-account or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  any withdrawal taken before the First Withdrawal Date.

Excess Withdrawal:  any withdrawal taken after the First Withdrawal Date that exceeds the Stored Income Balance (or your required minimum distribution amount, if higher).

Fee Base:  the amount used to calculate the rider fee.

First Withdrawal Date:  the Rider Date if the Owner is at least age 2[59] on the Rider Date, otherwise the first Rider Anniversary after the Owner attains age 2[59].

Income Benefit Base:  the amount used to calculate the Annual Income Amount.

Lifetime Income Percentage:  a percentage used to determine the Annual Income Amount that is based on the Owner’s attained age.

One-time Option:  an option that the Owner may only elect once to increase the Income Benefit Base by decreasing the Stored Income Balance.

Owner:  except as otherwise specifically noted under the Single Life and Joint-Life Coverage section below, the term Owner refers to  the oldest Owner; in the case of a non-natural Owner, the term Owner refers to the oldest Annuitant.

Rider Anniversary:  the same date each year as the Rider Date with the first Rider Anniversary being one year from the Rider Date.

Rider 3[Quarter]: a 4[three-month] period with the first Rider 3[Quarter] beginning on the Rider Date.

Rider Year:  each consecutive 12-month period from the Rider Date.

Stored Income Balance:  the amount that  may be withdrawn after the First Withdrawal Date without causing a loss to the Income Benefit Base.

Stored Income Period:  the period beginning on the Rider Date if the Owner is at least age 5[50], otherwise, the date of the Rider Anniversary on or after the Owner's 5[50th ] birthday, ending on the Annuity Commencement Date. The Stored Income Period ends on the Annuity Commencement Date.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each Rider Year beginning on the First Withdrawal Date as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Income Amount. It is first added to the Stored Income Balance at the beginning of the Stored Income Period and then on each Rider Anniversary. It may be increased as described in the Step-Up Feature section below. Any portion of the Stored Income Balance not withdrawn in a Rider Year remains available for future withdrawals.

How the Income Benefit Base is Determined
If the Rider Date is before the first Account Anniversary, the Income Benefit Base on the Rider Date is equal to the sum of all Purchase Payments made. If the Rider Date is on or after the first Account Anniversary, the Income Benefit Base on the Rider Date is equal to the Account Value. After the Rider Date, the Income Benefit Base is:

•	increased by any step-ups as described in the Step-Up Feature section below;
•	increased to the extent the One-time Option is used for any amount of the Stored Income Balance to increase your Income Benefit Base;
•	increased by any subsequent Purchase Payments made during the [6][first year] following the Rider Date;
•	decreased following any Early Withdrawals; and
•	decreased following any Excess Withdrawals.

If the Account Value is equal to zero for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Income Benefit Base is greater than zero, then the Owner may choose to receive annual payments equal to the Lifetime Income Percentage multiplied by the Income Benefit Base. Prior to determining these annual payments, the Owner may choose to increase the Income Benefit Base by any remaining Stored Income Balance as described below. These annual payments will continue for as long as the Owner lives. If the Owner elected joint-life coverage, these annual payments will continue as long as either the Owner or their spouse lives.

How the Annual Income Amount is Determined
The Annual Income Amount is first determined when the Stored Income Period begins and then on each subsequent Rider Anniversary. The Annual Income Amount equals the Lifetime Income Percentage multiplied by the Income Benefit Base. The Lifetime Income Percentage is determined based on the Owner’s attained age on the date the Stored Income Period begins in accordance with the following table:

Owner’s Age	Lifetime Income Percentage
[7][50 - 64	[4%
65 – 79	5%
80 and older]	6%]

The Annual Income Amount will be reset to equal the Lifetime Income Percentage multiplied by the Income Benefit Base on the valuation day of any change to the Income Benefit Base as described above.

If a step-up occurs as described in the Step-Up Feature section below, then the Lifetime Income Percentage will be that percentage which coincides with the attained age of the Owner at the time of step-up.

How the Stored Income Balance is Determined
At the beginning of the Stored Income Period, the Stored Income Balance equals the Annual Income Amount. After the initial Stored Income Balance has been set, the Stored Income Balance is:

•	increased by any subsequent Purchase Payments made during the first year following the Rider Date multiplied by the Lifetime Income Percentage;
•	increased on each Rider Anniversary by the Annual Income Amount determined on that Anniversary;
•	decreased by the amount of any withdrawals taken on or after the First Withdrawal Date, up to the amount of the Stored Income Balance;
•	decreased by the amount used to effect the One-time Option to increase the Income Benefit Base;
•	decreased to zero if an Excess Withdrawal is taken; and
•	decreased in the same proportion as the amount withdrawn reduces the Account Value if an Early Withdrawal is taken.

The Owner may withdraw all or a portion of the Stored Income Balance through partial withdrawals or  use all or a portion of the Stored Income Balance to effect the One-time Option to increase the Income Benefit Base.

Withdrawals from the Stored Income Balance can be taken at any time after the First Withdrawal Date without affecting the Income Benefit Base. If the Owner makes a withdrawal after the First Withdrawal Date that does not exceed the Stored Income Balance, then at any time prior to the Annuity Commencement Date:

•	the Stored Income Balance will be decreased by the amount withdrawn; and
•	the withdrawal will not be subject to any Contract surrender charges.

Any unused portion of the Stored Income Balance remains available for future withdrawals.

One-time Option
The One-time Option allows the Owner to use all or a portion of the Stored Income Balance to increase the Income Benefit Base. This option may be exercised only once and must occur prior to the Annuity Commencement Date. If the Owner elects to use any Stored Income Balance to increase the Income Benefit Base, then:

•	the Stored Income Balance will be decreased by the amount used;
•	the Income Benefit Base will be increased by the amount of the Stored Income Balance used, and
•	the Annual Income Amount will be reset on the next Rider Anniversary to the Lifetime Income Percentage multiplied by the new Income Benefit Base.

Purchase Payments
Additional Purchase Payments may NOT be made after the 6[first year] following the Rider Date.

Withdrawals
Withdrawals taken prior to the First Withdrawal Date will be subject to withdrawal charges if they exceed the Contract free withdrawal amount. On or after the First Withdrawal Date, withdrawals taken under this rider will not be subject to withdrawal charges unless they exceed the greatest of the Contract free withdrawal amount, the Stored Income Balance, or any minimum distribution amount required under the Internal Revenue Code.

Withdrawals taken on or after the First Withdrawal Date that do not exceed the Stored Income Balance will not reduce the Income Benefit Base. These withdrawals will reduce the Stored Income Balance by the amount of the withdrawals.

Early Withdrawals
When a withdrawal is taken before the First Withdrawal Date, the Stored Income Balance and the Income Benefit Base will each be reduced in the same proportion as the amount withdrawn reduces the Account Value. Early Withdrawals will be subject to withdrawal charges to the extent that such withdrawals exceed the Contract free withdrawal amount.

Excess Withdrawals
Withdrawals taken on or after the First Withdrawal Date that exceed the Stored Income Balance will reduce the Stored Income Balance to zero. These withdrawals will reduce the Income Benefit Base in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Stored Income Balance or required minimum distribution amount, if higher.

If the Account Value equals zero as a result of an Early Withdrawal or Excess Withdrawal, then the Stored Income Balance and the Income Benefit Base will be reduced to equal zero and the Contract and this rider will be cancelled.

Currently, any withdrawal in excess of the Stored Income Balance that is taken to satisfy IRS required minimum distributions will not be treated as an Excess Withdrawal, and will not reduce the Income Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Stored Income Balance as an Excess Withdrawal, which may significantly reduce the Income Benefit Base.

Rider Fee
While this rider is in effect, a fee will be deducted from the Account Value on the last valuation day of each Rider 3[Quarter]. The rider fee is equal to the rider fee rate multiplied by the Fee Base on the last valuation day of each Rider 3[Quarter].

During the first Rider Year, the Fee Base is equal to the Income Benefit Base. On each Rider Anniversary, the Fee Base is reset to equal the Income Benefit Base plus the Stored Income Balance (if any) less the Annual Income Amount for that Rider Year, if this reset amount is higher than the current Fee Base.

If any subsequent Purchase Payments are made during the 6[first year] following the Rider Date, then the Fee Base will increase by the amount of the Purchase Payment on the date it is received.

If an Excess Withdrawal is taken, then the Fee Base on that date will be reduced in the same proportion as the Account Value is reduced by the amount of the Excess Withdrawal that exceeds the Stored Income Balance.

If an Early Withdrawal is taken, then the Fee Base on that date will be reduced in the same proportion as the amount withdrawn reduces the Account Value.

The rider fee will continue to be deducted until the earliest of the Annuity Commencement Date, the Rider 3[Quarter] on or next following the date the Account Value equals zero, or upon cancellation of this rider.

Step-Up Feature
On each Rider Anniversary prior to the Stored Income Period, if the Account Value is greater than the Income Benefit Base, then the Company will step-up (increase) the Income Benefit Base to an amount equal to the Account Value.

On each Rider Anniversary during the Stored Income Period, if the Account Value minus the Stored Income Balance is greater than the Income Benefit Base, then the Company will step-up (increase) the Income Benefit Base to an amount equal to the Account Value minus the Stored Income Balance.

After the step-up, the Annual Income Amount will be set equal to the Lifetime Income Percentage multiplied by the new Income Benefit Base. The Lifetime Income Percentage will be that percentage which coincides with the attained age of the Owner at the time of step-up in accordance with the table shown in the section titled How the Annual Income Amount is Determined.

The Company retains the right to increase the rider fee rate at the time of step-up. Any step-up will automatically occur unless a rider fee rate increase is applicable. If a rider fee rate increase is applicable, then the Company will send advance notice to the Owner. The Owner's prior written consent to accept the higher rider fee rate increase must be received by the Company before a step-up will occur.

A step-up will not be allowed if the Account Value is greater than 11[$5,000,000]. For purposes of determining the 11[$5,000,000] limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
While this rider is in effect, the entire Account Value must be allocated to one or more of the Designated Funds. The value of the Designated Funds will be automatically rebalanced at the end of each Account Quarter to the then current allocation percentages elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts and to limit the percentages that may be allocated to the Designated Funds. Unless otherwise provided, any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company reserves the right to require that all Account Values be allocated to the Designated Funds then available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Single Life and Joint-Life Coverage
The Owner has the option of electing this rider with single-life coverage or, for a higher rider fee rate, with joint-life coverage. Joint-life coverage is available only if the Owner and sole primary Beneficiary are spouses.  If joint-life is elected then the term Owner refers to the younger spouse. Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract. A co-owned Contract must be owned by spouses. Single-life coverage provides an Annual Income Amount for as long as all Owners are alive. Joint-life coverage provides an Annual Income Amount for as long as either the Owner or the Owner’s spouse is alive. If joint-life coverage is elected, the benefits made available under this rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Date. Once elected, the Owner may not switch between single-life and joint-life coverage. With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Date) cease to be the sole primary Beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage. Under these circumstances, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Death of Owner
If single-life coverage was selected, at the death of any Owner, then this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (spousal continuation), then the spouse has the additional option of electing a new rider on the original Contract assuming that the rider is available at the time of election. If the surviving spouse makes such election then:

•	the new Account Value will be the greater of the Stored Income Balance on the original Contract or the Death Benefit;
•	the rider fee rate will be the then current rider fee rate on that date;
•	the new Income Benefit Base will be equal to the Account Value after any Death Benefit is credited;
•	the Stored Income Balance will be set to zero; and
•	upon death of the surviving spouse, this rider ends.

If joint-life coverage was selected and one of the Owners dies, this rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (spousal continuation). Then:

•	the new Account Value will be the Death Benefit;
•	the rider fee rate applicable immediately prior to the Owner’s death will continue to the surviving spouse;
•	the Stored Income Balance will remain unchanged;
•	the Income Benefit Base will remain unchanged until the next Rider Anniversary when a step-up could apply due to an increase in Account Value. See the Step-Up Feature section above; and
•	all benefits continue to be based on the age of the younger spouse; and
•	upon death of the surviving spouse, this rider ends.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both end.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

What Happens on the Annuity Commencement Date
If the Account Value is greater than zero on the Annuity Commencement Date, the Owner may elect to:

1.	surrender the Contract and receive the greater of the Cash Surrender Value or the Stored Income Balance; or
2.	annuitize the Account Value under one of the then currently available Annuity Options; or
3.
receive any remaining Stored Income Balance in a single sum and annuitize the remaining Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Rider Date) with an annualized annuity payment of not less than the Lifetime Income Percentage multiplied by the Income Benefit Base that would have been payable immediately prior to the Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

If the Account Value is equal to zero and the Income Benefit Base is greater than zero on or before the maximum Annuity Commencement Date, then the Owner will receive the full Annual Income Amount until the Owner’s death.

All other Contract benefits, including death benefits, terminate on the Annuity Commencement Date.

Cancellation of this Rider
Cancellation of this rider will occur upon the earliest of:

•	the date we approve the Owner’s request to cancel this rider;
•	the date any Purchase Payment is allocated to other than a Designated Fund;
•	the date any portion of Account Value maintained in a Designated Fund is transferred to other than a Designated Fund;
•	a change of ownership of the Contract;
•	the date the Income Benefit Base equals zero as a result of an Early Withdrawal or Excess Withdrawal;
•	the Annuity Commencement Date under the Contract; or
•	termination of the Contract.

12[/s/ Westley V. Thompson]
[Westley V. Thompson], [President]

IOD-III-E